FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

NEITHER THE RIGHTS NOR THE NEW SHARES TO BE ISSUED IN THE PROPOSED RIGHTS ISSUE HAVE BEEN OR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.

16 June 2009

National Bank of Greece S.A. (“NBG”) proposes a rights issue

The management of NBG proposes a rights issue with the issue of approximately 110.4 million ordinary shares, with nominal value of €5 each, by way of pre-emptive rights for existing shareholders, at a subscription ratio of 2 new shares for every 9 shares held by existing shareholders. The proposed offer price for the new shares is €11.30 per share and the total proceeds would be approximately €1.25 billion. The Board of Directors of NBG will convene on Thursday 18th June to approve the rights issue and its terms.

The proposed rights issue is being undertaken to provide capital structure flexibility ahead of other expected capital raisings in the banking sector and to reflect heightened investor expectations regarding capital adequacy levels in anticipation of tighter regulatory regimes worldwide, and to enhance strategic flexibility.

The rights issue is subject to, among others, approval by the Board of Directors of the Bank and approval of a prospectus by the Hellenic Capital Market Commission.

The transaction is expected to close in late July subject to the receipt of all necessary regulatory approvals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 16th June, 2009

Vice Chairman - Deputy Chief Executive Officer